SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ViewRay, Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

92672L107

(CUSIP Number)

SZE Mei Ming

Fosun International Limited

Room 808, ICBC Tower

3 Garden Road, Central

Hong Kong

(852) 2509 3228

With a copy to:

Gregory Wang

Reed Smith Richards Butler

20/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 2507 9869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Fosun International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 2,813,834
	8	SHARED VOTING POWER 15,075,540
	9	SOLE DISPOSITIVE POWER 2,813,834
	10	SHARED DISPOSITIVE POWER 15,075,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,889,374(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of common stock, par value US$0.01 per share (the “Common Stock”), of Viewray, Inc. (the “Issuer”), which includes (i) 2,813,834 shares of Common Stock held by Fosun International Limited, and (ii) 13,657,424 shares of Common Stock and warrants exercisable for 1,418,116 shares of Common Stock held by Strong Influence Limited, an indirectly wholly-owned subsidiary of Fosun International Limited.

(2)	This percentage is calculated based on 99,406,356 shares of Common Stock of the Issuer outstanding as of November 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 12, 2019, plus warrants exercisable for 1,418,116 shares of Common Stock of the Issuer.

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Strong Influence Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,075,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,075,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,075,540(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of Common Stock of the Issuer, which includes 13,657,424 shares of Common Stock and warrants exercisable for 1,418,116 shares of Common Stock of the Issuer.

(2)	This percentage is calculated based on 99,406,356 shares of Common Stock of the Issuer outstanding as of November 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 12, 2019, plus warrants exercisable for 1,418,116 shares of Common Stock of the Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed as a result of Kevin Xie, Ph.D. (“Dr. Xie”), an employee of Fosun (as defined below), being appointed as a Class II director of the Issuer. This Schedule 13D supersedes the Schedule 13G filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on November 3, 2017, as amended by Amendment No. 1 thereto filed with the SEC on March 8, 2018 and Amendment No. 2 thereto filed with the SEC on January 30, 2019.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer, a corporation organized under the laws of Delaware. The address of the principal executive offices of the Issuer is 2 Thermo Fisher Way, Oakwood Village, Ohio 44146, United States of America.

The Common Stock is listed on the Nasdaq Global Market under the symbol “VRAY.”

Item 2.	Identify and Background.

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”, and each, a “Reporting Person”): (i) Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”); and (ii) Strong Influence Limited (“Strong Influence”), a company organized under the laws of the British Virgin Islands. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Fosun International is a technology-driven consumer group which operates three business lines in Health, Happiness and Wealth, and is principally engaged in creating world-class products and services for families around the world. The address of the principal business office of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Strong Influence is principally engaged in investment holding. The address of the principal business office of Strong Influence is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Strong Influence is an indirectly wholly-owned subsidiary of Fosun International.

The name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Schedule A.

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for all Common Stock and warrants reported on this Schedule 13D was approximately US$124 million, which was provided from internal cash resources.

Item 4.	Purpose of Transaction.

On October 23, 2017, Fosun International and Strong Influence (collectively known as “Fosun”) entered into a securities purchase agreement (the “2017 Securities Purchase Agreement”) with the Issuer, pursuant to which (i) the Issuer sold 6,555,843 shares of Common Stock to Strong Influence at a purchase price per share of US$5.95 (the “Offering”); and (ii) the Issuer agreed to, after the date, if ever, that Fosun beneficially owns at least 15% of the Issuer’s then-outstanding shares of Common Stock, appoint a representative of Fosun as a director of the Issuer upon Fosun’s request. Such rights expire on the first date that Fosun ceases to own at least 90% of the shares it purchased in the Offering.

On March 5, 2018, the Issuer and Fosun entered into an amended and restated securities purchase agreement (the “2018 Securities Purchase Agreement”), which amended and restated a previous securities purchase agreement entered into in February 2018. Pursuant to the 2018 Securities Purchase Agreement, the Issuer agreed to issue and sell to Fosun 4,090,000 shares of Common Stock, 3,000,581 shares of Series A Convertible Preferred Stock and warrants to purchase 1,418,116 shares of Common Stock (the “Warrant”). The purchase price for each share of the Series A Convertible Preferred Stock is US$8.31, equal to the purchase price of a share of Common Stock in the transaction. The exercise price of the warrants is US$8.31 per share, and the purchase price for the warrants was US$0.125 per underlying share (subject to adjustment in connection with customary anti-dilution provisions). The warrants will be exercisable at any time during their term and expire seven years from the date of sale. The closing of the transaction occurred on March 5, 2018. On May 21, 2018, Strong Influence converted 3,000,581 shares of Series A Convertible Preferred Stock into shares of Common Stock on a one-for-one basis.

On October 24, 2019, the board of the Issuer appointed Dr. Xie as a Class II director of the Issuer effective immediately. As a director of the Issuer, Dr. Xie may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons acquired the securities that are the subject of this Schedule 13D for investment purposes. Each of the Reporting Persons intends to review its investment on a regular basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Other than as described in this Schedule 13D, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A currently has any plans or proposals that relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. The Reporting Persons and the persons named in Schedule A do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

The descriptions of the 2017 Securities Purchase Agreement, the 2018 Securities Purchase Agreement and the Warrant in this Item 4 are qualified in their entirety by reference to the complete text of the 2017 Securities Purchase Agreement, the 2018 Securities Purchase Agreement and the Warrant which have been filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 hereto, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of November 19, 2019.

See Schedule A for the aggregate number and percentage of Common Stock that are beneficially owned by the persons named in Schedule A as of November 19, 2019.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock that are beneficially owned by each Reporting Person as of November 19, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

See Schedule A for the number of Common Stock that are beneficially owned by the persons named in Schedule A as of November 19, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as disclosed in Schedule A, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and set forth on Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 99.1	Joint Filing Agreement, dated November 3, 2017, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to the Common Stock of the Issuer filed by the Reporting Persons with the SEC on November 3, 2017)

EXHIBIT 99.2	2017 Securities Purchase Agreement dated October 23, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 25, 2017)

EXHIBIT 99.3	2018 Securities Purchase Agreement dated March 5, 2018 (incorporated by reference to Exhibit 10.40 to the Form 10-K filed by the Issuer with the SEC on March 12, 2018)

EXHIBIT 99.4	Warrant dated March 5, 2018 (incorporated by reference to Exhibit 10.42 to the Form 10-K filed by the Issuer with the SEC on March 12, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2019

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

STRONG INFLUENCE LIMITED

By:	/s/ XIE Yili Kevin
XIE Yili Kevin
Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON, PERSONS CONTROLLING ANY REPORTING PERSON AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS IN CONTROL OF ANY REPORTING PERSON

Fosun International Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
GUO Guangchang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chairman of Fosun International	Hong Kong
WANG Qunbin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chief Executive Officer of Fosun International	Hong Kong
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-President of Fosun International	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-President of Fosun International	China
QIN Xuetang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Senior Vice President of Fosun International	China
WANG Can	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Senior Vice President and Chief Growth Officer of Fosun International	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Senior Vice President of Fosun International	China
ZHANG Shengman	N/A	Independent Non-executive Director of Fosun International	Hong Kong
ZHANG Huaqiao	N/A	Independent Non-executive Director of Fosun International	Hong Kong
David T. ZHANG	26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong
YANG Chao	N/A	Independent Non-executive Director of Fosun International	China
LEE Kai-Fu	10/F, Dinghao Tower Block A, No. 3 Haidian Street, Haidian District, Beijing, China	Independent Non-executive Director of Fosun International	Republic of China

Fosun Health Holdings Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	China
LAW Tsz Kwan Iris	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong
LUI Man Yi	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong

Fosun Health Holdings Limited (“Fosun Health”) is a directly wholly-owned subsidiary of Fosun International as of November 19, 2019. Fosun Health is a company organized under the laws of Hong Kong. The address of the principal business office of Fosun Health is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. Fosun Health is principally engaged in investment holding.

Strong Influence Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
XIE Yili Kevin	28 Liberty St, New York, NY 10005, United States of America	Director of Strong Influence	United States of America

Strong Influence is a directly wholly-owned subsidiary of Fosun Health as of November 19, 2019.

On November 1, 2019, Dr. Xie, in his capacity as a director of the Issuer, was granted by the Issuer (i) an option to purchase 62,500 shares of Common Stock of the Issuer, and (ii) restricted stock units (the “RSUs”) that entitle him to receive 72,767 shares of Common Stock of the Issuer upon vesting. 1/36th of the shares of Common Stock subject to the option shall vest and become exercisable on each monthly anniversary measured from November 1, 2019 (the “Vesting Commencement Date”), such that 100% of the shares of Common Stock subject to the option will be fully vested on the third anniversary of the Vesting Commencement Date, subject to Dr. Xie remaining a service provider of the Issuer through each such vesting date. All of the RSUs shall vest on January 2, 2020, subject to Dr. Xie remaining a service provider of the Issuer through such date.

As of November 19, 2019, Dr. Xie may be deemed to have beneficial ownership of 76,239 shares of Common Stock, which include (i) 3,472 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days, and (ii) 72,767 shares of Common Stock issuable pursuant to RSUs scheduled to vest within 60 days. All such shares of Common Stock represent beneficial ownership of approximately 0.1% of the outstanding Common Stock, based on 99,406,356 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 12, 2019, plus (i) 3,472 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days, and (ii) 72,767 shares of Common Stock issuable pursuant to RSUs scheduled to vest within 60 days.

Dr. Xie has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 76,239 shares of Common Stock.

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